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                                                                 EXHIBIT (a)(11)



FOR IMMEDIATE RELEASE


                           CONTACTS:

                           Grace Protos  (MacKenzie Partners) : (212) 929-5500

                           Jon Hartzell  (Corporate and External Affairs,
                                         Dresdner Kleinwort Benson North
                                         America): (212) 429-2939

                           Alexander P. Coleman  (Dresdner Kleinwort Benson
                                                 Private Equity Partners) :
                                                 (212) 429-3120



                    IMAGING COMPONENTS CORPORATION ANNOUNCES
                        EXPIRATION OF KOFAX TENDER OFFER

         NEW YORK, NEW YORK -- September 9, 1999 - Imaging Components Corporation ("ICC"), Imaging Acquisition Corporation ("IAC"), DICOM GROUP plc (LSE: DCM) and Dresdner Kleinwort Benson Private Equity Partners LP announced today that the tender offer for all outstanding shares of common stock of Kofax Image Products, Inc. (NASDQ: KOFX) ("Kofax") at a price of $12.75 per share in cash, net to the seller, without interest, expired as scheduled, at 12:00 midnight, New York Time, on Wednesday, September 8, 1999. Based on information provided by the Depositary, IBJ Whitehall Bank & Trust Company, a total of approximately 4,413,509 (or 84%) of all outstanding shares of common stock of Kofax were validly tendered.

         ICC has accepted for purchase all shares validly tendered and not withdrawn prior to the expiration of the tender offer. The shares tendered will be purchased in accordance with the terms of the tender offer.

         ICC expects Kofax to call a special meeting of shareholders to approve the merger of IAC and Kofax.

         Further information regarding acceptance and payment for tendered shares is available from the Information Agent, MacKenzie Partners, Inc. at
(212) 929-5500 or (800) 322-2885.